DM

Securities and Exchange

FEB 28 2019

RECEIVED

19003323

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSACTIONDRIVERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 MANNING AVENUE
(No. and Street)

LOS ANGELES (City) CA (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kane 310-441-5263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165. (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw

OATH OR AFFIRMATION

I, Michael Kane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSACTIONDRIVERS LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

See below

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 22 day of February, 2019 by Michael Kane proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

GUADALUPE JULIO
Notary Public - California
Los Angeles County
Commission # 2153411
My Comm. Expires May 16, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of TransactionDrivers LLC dba Kane & Company:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TransactionDrivers LLC dba Kane & Company (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 20, 2019

TransactionDrivers LLC dba Kane & Company

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash in bank		$ 4,590,627
Maintenance contract		3,491
Security deposit		11,000
		4,605,118
Property and equipment:		
Furniture and fixtures	$ 6,425	
Office equipment	9,890	
	16,315	
Accumulated depreciation	(16,315)	
Net property and equipment		0
Total assets		$ 4,605,118

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
CA state tax payable	$ 9,290
Total Liabilities	9,290
Members' equity	4,595,828
Total liabilities and members' equity	$ 4,605,118

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. The Company was formed under the laws of the State of California maintaining its only office in Los Angeles, California. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenues consist of fees for advisory services for mergers and acquisitions, consulting fees for business operations, financial consulting unrelated to securities business and reimbursed expenses.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Revenue Recognition

Advisory services are provided by the Company to assist clients in planning, preparation and the execution of strategic financial transactions, including mergers and acquisitions, strategic partnerships, long term financing and balance sheet restructuring. The Company can receive success fees and/or retainer fees for the services. The Success Fees are received in accordance with the terms of the agreement and earned upon success. Retainers are nonrefundable when received.

Consulting is offered to assist companies to realize improved financial operating performance. Consulting fees are invoiced on a monthly basis in accordance with terms of agreements with the client and are earned when billed.

Reimbursed expenses are recognized when billed as stipulated in the respective agreements.

Property and Equipment

Depreciation expense was recorded using the straight-line method over the assets' estimated useful lives, which are generally five years. Property and equipment are fully depreciated as of December 31, 2018.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2018

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INCOME TAXES

As a limited liability company, the earnings and losses will be included in the personal income tax returns of the members and taxed depending on their personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, except for the California minimum tax. The Company's filed Federal and California income tax returns are subject to examination by the taxing authorities for three and four years, respectively, after being filed.

(2) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found requiring recognition in the financial statements.

(3) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, that requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 as these terms are defined. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2018, the net capital was $4,581,337 which exceeded the required minimum capital by $4,576,337 and the aggregate indebtedness to net capital ratio was 0.002 to 1, which is less than the 15 to 1 maximum allowed.

(4) RELATED PARTY TRANSACTIONS

In 2018, the Company engaged Manning Financial, Inc. for monthly bookkeeping and administrative (ministerial) services. Manning Financial, Inc. is owned by a member of the Company.

(5) INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax in California. The Company files its tax returns using the cash method of accounting.

(6) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Revenue Recognition

Company management has reviewed the accounting standards updates issued by the Financial Accounting Standards Board that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2018. Based upon this review, the Company has implemented the pronouncements that require adoption. Company management also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In May 2014, the Financial Accounting Standards Board ("FASB") updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue and by reducing the number of standards to which an entity has to refer. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services.

The adoption of the new standard did not have a material impact on our consolidated results of operations or financial position for any period presented. The updated guidance also requires additional disclosures regarding the nature, timing and uncertainty of our revenue transactions. See Note 1 for additional information.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019.

Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

Risk Concentration

For the year ended December 31, 2018, one customer accounted for 86% of total revenue, which is not atypical relative to the Company's multi-decade operating history of immersive focus on individual corporate clients.

The Company's cash at December 31, 2018 of $4,340,627 was held at one FDIC/SIPC insured financial institution where, before distributions for estimated federal and state tax payments, and other distributions, the balance may have exceeded government insurance limits.

(7) PROFIT SHARING 401K PENSION PLAN

During 2018, the Company implemented a 401k profit sharing plan for all eligible employees. Employees are eligible to participate in the plan if they have completed one year of service with the Company and are age 21 or older. Generally, employees can contribute up to 15% of their gross pay into the plan, not to exceed amounts stipulated by tax law.

(8) DEFINED BENEFIT PENSION PLAN

During 2018, the Company instituted a defined benefit pension plan for the benefit of the employees eligible to participate therein and their beneficiaries effective November 30, 2018. A trustee, a related party, was appointed to manage the plan. The Company made contributions to the plan based on actuarial calculations.